January 6, 2023

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

Washington, DC 20549

Re:	GlobalTech Corporation Amendment No. 2 to Registration Statement on Form 10-12G Filed November 21, 2022 File No. 000-56482

Dear Commission:

We are in receipt of your letter dated December 21, 2022. In reference to the additional disclosures we will be filing an amendment to our registration statement.

Our response to each of your comments is as follows:

Business, page 4

1.

We note on page F-8 your disclosure that if trading of WBI (formerly EBI) common stock does not commence by December 31, 2022, your stockholders are entitled to cancel, reverse, and unwind the “Overall Transaction”. Please provide prominent disclosure in the Business section discussing the Overall Transaction, include the relevant material provisions of the agreement between you and WBI, and include the steps taken to ensure that trading of WBI common stock commences on or before December 31, 2022. Additionally, please include risk factor disclosure discussing the risks if such transaction is reversed.

Response:

We will address this item Form 10 Amendment No. 3.

We have obtained an extension to the agreement to March 31, 2023. We have obtained a CUSIP number and are in the process of receiving a symbol. We expect to receive the ticker symbol before the end of March 31, 2023.

GlobalTech Corporation ● 3550 Barron Way, #13A ● Reno, NV  89511 ● (775) 624-4817

Division of Corporation Finance

January 6, 2023

Form and Year of Organization, page 4

2.	Please clarify the date you entered into the reorganization. In this regard, you indicate on page F-8 that the reorganization agreement was entered into on December 31, 2021.

Response:

The reorganization was completed on December 31, 2021, we issued the shares pursuant to the reorganization on March 2, 2022.

Corporate Structure, page 5

3.	Revise to identify the entity or entities that own the remaining 41.5% interests in Worldcall Telecom Limited and Route 1 Digital (Private) Limited.

Response:

We will revise and identify Form 10 Amendment No. 3.

(41.5% of Worldcall Telecom Limited is owned by public shareholders in Pakistan. Route 1 Digital (Private) Limited is owned 100% by Worldcall Telecom Limited.)

Material Agreements, page 8

4.

Please file the 2019 Interconnection Agreement between WorldCALL Public and Pakistan Mobile Communications Limited as an exhibit to the registration statement. It appears that an outdated version of this agreement has been filed as an exhibit.

Response:

It will be filed as an exhibit in the amended filing.

Risk Factors, page 12

5.

We note that you include the following risk factor header, “If WorldCALL Public issues more shares, our ownership could go below 50%.” Please revise to include the relevant risk mentioned in the risk factor header.

Response:

This will be addressed in Form 10 Amendment No. 3.

Division of Corporation Finance

January 6, 2023

Operational Risks

As a holding company with operating subsidiaries, we depend on the performance of WorldCALL Public..., page 17

6.

To provide investors with relevant context, please discuss any known restrictions or limitations on your subsidiaries’ ability to make dividend payments or other transfers to the holding company, including those with respect to your strategic partners or governmental authorities.

Response:

This will be addressed in Form 10 Amendment No. 3.

Regulatory, Compliance and Legal Risks

We are, and may in the future be, involved in, associated with, or otherwise subject to legal liability, page 30

7.

Please revise to describe the specific legal risks you face. We note your disclosure under “Item 8. Legal Proceedings” on page 52 that you are subject to numerous legal proceedings, including disputes with the Pakistan Telecommunication Authority.

Response:

This will be addressed in Form 10 Amendment No. 3. Each of these litigations will be discussed in risk factors.

Supply Chain / Equipment procurement, page 32

8.

We note your disclosure indicating that supply chain issues may have a direct impact on project completion and business operations. Please clarify whether recent supply chain disruptions have impacted your operations.

Response:

This will be addressed in Form 10 Amendment No. 3.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 33

9.	Please disclose the basis for your statement that the company is a “leading cable and broadband operator in Pakistan.”

Response:

This will be addressed in Form 10 Amendment No. 3.

Division of Corporation Finance

January 6, 2023

Broadband and Cable TV Operations, page 34

10.

With a view toward providing investors with all material information necessary to assess your business, financial condition, and results of operations, please provide a summary of the specific services and subscriptions you offer. Disclose how your offerings are priced. Additionally, disclose whether management tracks the number of subscribers as a key performance indicator. In this regard, we note your assertion that the company “has achieved a good response to subscriber conversion” in relation to your FTTH network deployment. Please supplement this statement with quantified disclosure of subscriber conversion.

Response:

This will be addressed in Form 10 Amendment No. 3.

Targets under National Broadband Policy, page 35

11.

It is not clear if the information set forth in this table constitutes forecasts from your management or targets set by Pakistan authorities for broadband adoption. Please revise to clarify. Additionally, we note the following disclosure on this page: “The company is fully geared up to grasp the opportunities available in broadband services by offering an attractive service bouquet covering varied broadband services ensuring affordability and quality. The company has started to activate the fiber optic backbone available to grasp the opportunities available which will translate positively in the future.” Note that the disclosure in this section should contain information relevant to an assessment of the financial condition and results of operations. The discussion and analysis must be of the financial statements and other statistical data that the registrant believes will enhance a reader’s understanding of the registrant’s financial condition, cash flows, and other changes in financial condition and results of operations.

Response:

This will be addressed in Form 10 Amendment No. 3.

Division of Corporation Finance

January 6, 2023

Results of Operations, page 36

12.

When you discuss or present the non-GAAP measure of Adjusted EBITDA, please revise to consistently present the most directly comparable GAAP measure of net loss with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Response:

We have revised the relevant table to show the GAAP measure of net loss with greater prominence, as per aforesaid Item 10 of Regulation S-K.

Interim Period, page 37

13.

We note your disclosure that “the Company is concluding arrangements for the deployment of a Public Blockchain Network in Pakistan.” Please revise your disclosure to clarify whether the blockchain network is currently commercially available and whether it has generated any revenues. If your blockchain network is still under development, please revise to disclose the network’s current stage of development, including a timeline of when you anticipate the commercial launch of the platform and a summary of material remaining development costs. Additionally, clearly describe the intended purpose of the network.

Response:

This will be addressed in the Form 10 Amendment No. 3

Security Ownership or Certain Beneficial Owners and Management, page 42

14.

We note that Babar Ali Syed, the CEO of WorldCALL Public, owns 64.14% of your common stock. Please revise the cover page to disclose that you will be a controlled company. Please also revise to include a risk factor discussing the risks associated with being a controlled company.

Response:

This will be addressed in Form 10 Amendment No. 3.

GlobalTech Corporation

Consolidated Balance Sheets as of December 31, 2021 and 2020, page F-3

15.

Please remove the dashes in the amount column for contingencies and commitments, as this may be interpreted to mean that there are neither contingent liabilities nor commitments. Please make corresponding changes to the condensed consolidated balance sheets on page F-37.

Response:

In response to the Staff’s comment, the Company has updated relevant columns on pages F-3 and F-37 of the Form-10 of Amendment No. 3.

Division of Corporation Finance

January 6, 2023

Consolidated Statement of Cash Flows for the Years Ended December 31, 2021, and 2020, page F-5

16.

Please remove the subtotals within cash flows from operating activities of “Operating income before working capital changes” and “Cash (used in) generated from operating activities.” These measures are non-GAAP and prohibited from being presented on the face of financial statements prepared in accordance with GAAP. Refer to Item 10(e)(ii)(C) of Regulation S-K. Please make corresponding changes to the condensed consolidated statements of cash flows on page F-39.

Response:

In response to the Staff’s comment, the Company has updated its cash flows on pages F-5 and F-39 of Form-10. This will be addressed in Form 10 Amendment No. 3.

17.

For each of the following adjustments disclosed in your computation of net cash generated from operating activities, please explain the nature of the item and tell us why the classification is appropriate based on the guidance in ASC 230-10-45:

•	Revenue from Indefeasible Right of Use (“IRU”) agreement – net
•	Loans and advances
•	Short-term investments
•	Long-term deposits and payables

Response:

•	Revenue from Indefeasible Right of Use (“IRU”) agreement – net: it represents a non-monetary revenue involving the exchange of network with the Company and another party. Since it relates to operations, its classification is appropriate as per guidance.
•	Loans and advances: this represents loans to employees and advances to vendors for the provision of goods and services. Such advances are being made in the normal course of business operations. Therefore, its classification is appropriate here in operating activities and as per guidance.
•	Short-term investments: These represents investments in quoted securities so need to be reclassified under investing activities as per guidance.
•	Long-term deposits and payables: This represents the deposits from the parties pursuant to the agreement for selling and distributing the Company’s products and services. Therefore, it is appropriate to classify them under operating activities as per guidance.

Division of Corporation Finance

January 6, 2023

Organization and Business, page F-8

18.

Please disclose and explain to us how you have accounted for the Plan and Agreement of Reorganization. Provide us with a comprehensive accounting analysis with reference to the specific accounting literature relied upon. As part of your analysis, also address how you have accounted for the right of WHI shareholders to return the shares issued in the transaction. In addition, tell us and disclose whether trading of the shares on OTC Markets has commenced.

Response:

The Plan and Agreement of Reorganization have been accounted for as a reverse acquisition where EBI is a legal acquirer (the accounting acquirer) and WHI; is a legal acquirer (the accounting acquirer).

Book Value of WHI’s net assets (a)	$48,925,986
Number of Outstanding Ordinary Shares of WHI (b)	200,000
Book Value of Ordinary Share (c=a/b)	$244.63

The fair value of WHI’s shares was reliably measured using net assets book value, the fair value of the consideration effectively transferred would be calculated using the number of WHI’s shares that would have been issued to the shareholders of EBI on the acquisition date to give EBI’s shareholders an equivalent ownership interest in WHI as it has in the Company (GlobalTech Corp.) WHI would have had to issue 35,294 shares to EBI’s shareholders, increasing WHI’s outstanding shares to 235,294 shares. Consideration effectively transferred would be $8,633,997 (35,294 shares times the fair value of WHI’s shares of $244.63).

As per Guidance ASC 805-40-45-1, ASC 805-40-30-2 , ASC 805-40-55-8 through ASC 805-40-55-10  (2.10 Reverse Acquisitions-Viewpoint-PwC):

Particulars	Debit	Credit
Net Assets of EBI	$419,181
Accumulated deficit	$8,214,816
Share capital		$11,723
APIC		$4,622,274
	$8,633,997	$8,633,997

Further, we cannot reliably measure the right of WHI shareholders to return the shares issued in the transaction.

We have not commenced trading our shares. We have amended our reorganization agreement and extended the term to March 31, 2023.

We have received a CUSIP number and are in the process of applying for a symbol.  We expect to apply for trading on OTC markets once we receive the symbol.

19.	Please revise the disclosure to define the entity referred to as WBI.

Response:

In response to the Staff’s comment, the Company has updated this typo on F-8 and F-39 of Form-10 Amendment No. 3. Since the Plan of reorganization required a name change to WBI.  This requirement was subsequently amended to change the name to GlobalTech Corporation

Division of Corporation Finance

January 6, 2023

Notes to the Pro Forma Consolidated Financial Statements, page F-8

20.	Please tell us why the notes to the financial statements are labeled as pro forma. Revise to include the historical notes to the financial statements.

Response:

In response to the Staff’s comment, the Company has updated this typo on page F-8 of the Form-

10 of Amendment No. 3.

21.	We note your auditor’s report includes a going concern modification. Please revise to provide the applicable disclosures required by either ASC 205-40-50-12 or ASC 205-40- 50-13.

Response:

In response to the Staff’s comment, the Company has added requisite a note 25 on page F-36 of the Form-10 of Amendment No. 3.

Note 2. Basis of Preparation of Consolidated Financial Statements Significant Accounting Policies, page F-9

22.

Please revise to disclose the terms and conditions and related accounting policies for loans and advances and long-term loans recorded as assets on your balance sheets. Be sure to include e how you measure and assess the recoverability of such assets.

Response:

In response to the Staff’s comment, the Company has added the requisite accounting policies on page F-11 of the Form-10 of Amendment No. 3.

Note 3. Acquisitions, page F-14

23.

Please explain the accounting for the acquisitions of Ferret Consulting, WSL, and WTL. In this regard, we note from the diagram on page 5 that WTL is a partially-owned subsidiary of Ferret Consulting and WSL and you indicate here that the date of acquisition of WTL was October 18, 2017, however you indicate that Ferret Consulting and WSL were not acquired until November 30, 2021. As part of your response, tell us why the financial statements appear to reflect the historical financial statements of WTL for all periods presented.

Response:

In response to the Staff’s comment, the Company has updated the diagram on page 5 of Form-10 Amendment No. 3. Further, accounting policy for business combinations has been discussed on page F-10, which states that The Company accounts for business combinations under the provisions of ASC 805, Business Combinations, which requires that the acquisition method of accounting be used for all business combinations.

Division of Corporation Finance

January 6, 2023

24.

For each of your acquisitions, tell us the nature and amount of the items that comprise other non-current assets and what consideration was given to separately disclosing such amounts. Also, tell us what consideration was given to separately recognizing any identifiable intangible assets acquired in the business combinations with Ferret Consulting and WSL.

Response:

We have disclosed all amounts with reference to material balances of WTL and presented all other numbers as non-current assets. Details of which are as under;

	Ferret	WSL	WTL
Long term receivables	-	-	261,485
Deferred tax	-	-	9,606,098
Long-term loans	16,576,630	2,987,911	11,386
Long term investments	5,849,298	5,197,957	-
Long term deposit	-	-	161,854
Receivable from Associated Company	-	7,216,311	-
Non-current assets	22,425,929	15,402,179	10,040,823

Deferred tax: It mainly comprises of unused tax losses.

Long term loans: these loans are provided to associated companies.

Long term investments: these are equity investments in WorldCall Telecom Limited (“WTL”).

Long term deposits: security deposit on leased premises and other arrangements.

Receivable from associated company: This is a receivable from WTL.

There were no identifiable intangible assets acquired in the business combinations with Ferret Consulting and WSL.

25.

Please explain how you determined the fair value of shares issued as purchase consideration for each of your acquisitions. Provide an explanation of the significant estimates, assumptions, and methodology used in the valuation.

Response:

Ferret and WSL purchased the shares of Worldcall Telecom Limited from OmanTel, the national telecom company of Oman. At the time, the Worldcall fiber network was approximately 1800 km, we estimated the replacement cost of the fiber network at approximately $40 million as the cost was about $42,000 per mile. Our purchase price was substantially lower. Based upon the fiber infrastructure we assumed that going forward this infrastructure will be used for long-haul traffic connecting various cities we operate and increasing our offerings this is similar to cable companies in the United States such as Comcast which owns its own fiber network to transmit it’s Data and video to its various markets.

Division of Corporation Finance

January 6, 2023

26.	Please revise to disclose when the preference shares were issued. In addition, please tell us how you have accounted for the non-cash dividends that accrue at 5.9% per annum.

Response:

In response to the Staff’s comment, the Company has updated the disclosure on page F-31 of the Form-10 of Amendment No. 3.

Non-cash dividends @5.9% were accrued until July 24, 2018 and accounted for under equity through profit and loss.

Note 20. Net Revenue, page F-32

27.

For Indefeasible Right of Use (IRU) services, you indicate that revenue is recognized at the time of delivery and acceptance. For metro fiber solutions, you indicate that revenue is recognized on the delivery of goods and services. In addition, for capacity sale services, you indicate that revenue is recognized at the time of delivery and acceptance. Please revise to ensure you clarify when the goods and services are considered to be delivered. Refer to ASC 606-10-25-23 through 25-26.

Response:

In response to the Staff’s comment, the Company has updated the aforesaid disclosures in note 20 on page F-33 of the Form-10 of Amendment No. 3.

28.

For cable TV and internet services, you indicate that the connection and membership fee is recognized at the time of sale of the connection. Please explain how you determined the fee relates to a distinct performance obligation. Refer to ASC 606-10-55-50 to 55-53. In addition, please tell us whether or not the fee creates a material right to the customer. Refer to ASC 606-10-55-41 to 55-45.

Response:

It is a non-refundable upfront fee for services enablement as per invoice or agreement which creates a material right to the customer.

Note 23. Taxation, page F-35

29.

Please revise to ensure you have provided all of the applicable required disclosures in ASC 740-10-50. In addition, please clarify whether or not you have established a valuation allowance. In this regard, we note your disclosure on page F-6 that you have recorded a valuation allowance against the tax benefit from foreign currency translation adjustments.

Response:

In response to the Staff’s comment, the Company has updated the disclosures on F-35 and F-6 of Form-10 Amendment No. 3.

Division of Corporation Finance

January 6, 2023

Sincerely, For GlobalTech Corporation

/s/ Dana F. Green
Dana F. Green
Chief Executive Officer

cc: Sean Neahusan